Mail Stop 3561

March 17, 2010

Mark B. Cox
Executive Vice President and Chief Financial Officer
Delek US Holdings, Inc.
7102 Commerce Way
Brentwood, Tennessee 37027

> **Re: Delek US Holdings, Inc.**
> **Correspondence Dated March 2, 2010 Regarding**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed March 9, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 3, 2009**
> **File No. 1-32868**

Dear Mr. Cox:

We have reviewed your letter dated March 2, 2010 regarding our comment letter dated February 16, 2010 and have the following comment. You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revision. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Definitive Proxy Statement on Schedule 14A

Annual Bonuses, page 16

1. We note your response to comment eight in our letter dated February 16, 2010. Please explain the specific reasons that you awarded Edward Morgan, Frederec Green, Lynwood Gregory, and Assaf Ginzburg annual bonuses in 2008 that equaled approximately 25.6%, 24.4%, 17.1%, and 27.8%, respectively, of their base salaries for that year. Also, please explain the services Ezra Uzi Yemin preformed for you to award him an annual cash bonus of $400,000 in 2008.

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Please respond to our comment within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director